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                                                                    Exhibit 99.1


[AEGON GRAPHIC]                                                    [ICA GRAPHIC]

                                                                          989336
                                                                   PRESS RELEASE

ICA AHOLD AND AEGON END TALKS ON JOINT VENTURE

ICA Ahold and AEGON The Netherlands have ended negotiations on forming a joint venture involving ICA Banken, a subsidiary of ICA Ahold.

In November 2002, ICA Ahold and AEGON The Netherlands announced they had started talks on a 50/50 joint venture in ICA Banken (based in Solna, Sweden), for the provision of financial services through ICA Ahold's retail network. These negotiations have been discontinued, because of divergent views on both the strategic direction for the bank and the transaction price.

ICA Banken remains a wholly owned subsidiary of ICA Ahold AB and will continue to focus on providing financial services, which the customers require on a day-to-day basis.

Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

________________________________________________________________________________

The Hague, 15 January 2003



For further information, please contact:
ICA Ahold AB
Ruth Ubbink, Group Treasurer,  tel. + 46 (0)8-585 50 611, + 46 (0)70-288 6565

AEGON The Netherlands
Internal and External Relations,  tel. +31 (0)70 344 82 10